UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41339

SWVL HOLDINGS CORP

(Exact name of registrant as specified in its charter)

The Offices 4, One Central

Dubai World Trade Center

Dubai, United Arab Emirates

Telephone number: +97142241293

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one warrant

(Title of each class of securities covered by this Form)

Class A ordinary shares, par value $0.0001 per share

Warrants

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Swvl Holdings Corp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SWVL HOLDINGS CORP

Date: April 14, 2022	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Authorized Officer